Holdings & Sectors

Holdings

Top 15 Holdings as of September 30, 2012	
Citigroup Inc.	5.04%
BNP Paribas	4.98%
Bank of America Corp.	4.95%
Mastercard Inc.	4.74%
Aegon NV	3.84%
Google Inc.	3.70%
Munich RE Group	3.65%
ING Group	3.61%
Mitsubishi UFJ Financial	3.58%
CNOOC Ltd	3.55%

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

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Lukoil ADR	3.53%
Banco Santander ADR	3.38%
Companhia de Bebidas	3.35%
ABB ADR	3.27%
MTN Group ADR	3.25%



PROSPECTUS
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Sectors



Financials
33.03%
Information Technology
18.33%
Telecommunication Services
17.62%
Energy
10.29%
Health Care
6.18%
Consumer Discretionary
5.24%
Consumer Staples
3.35%
Industrials
3.28%
Cash
2.68%

Fund Sectors as of September 30, 2012	
Financials	33.03%
Information Technology	18.33%
Telecommunication Services	17.62%
Energy	10.29%
Health Care	6.18%
Consumer Discretionary	5.24%
Consumer Staples	3.35%
Industrials	3.28%
Cash	2.68%

**Net Cash represents cash equivalents less liabilities in excess of other assets.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.
The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting

LATEST NEWS

Quarterly Commentary: 3Q12
Invest Despite Uncertainty
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SUBSCRIBE TO OUR NEWSLETTER

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36.7% Domestic
60.6% International
2.7% Net Cash[1]

*Net Cash represents cash equivalents and other assets less liabilities.

Top 10 Holdings	
Citigroup	5.04%
BNP Paribas	4.98%
Bank of America Corp.	4.95%
Mastercard Inc.	4.74%
Aegon NV	3.84%
Google Inc.	3.70%
Munich RE Group	3.65%
ING Group	3.61%
Mitsubishi UFJ Financial	3.58%
CNOOC Ltd	3.55%


PROSPECTUS

Industry Diversification	
Financials	33.03%
Information Technology	18.33%
Telecommunication Services	17.62%
Energy	10.29%
Health Care	6.18%
Consumer Discretionary	5.24%
Consumer Staples	3.35%
Industrials	3.28%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings	29
2011 Portfolio Turnover	44%
Net Assets (millions)	$14.28
Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]



Mundoval Fund
MSCI World Index
21.06%
21.59%
5.69%
7.47%
-1.31%
-2.14%
3.75%
3.12%
5.05%
5.02%
1 Year
3 Years
5 Years
7 Years
Since Inception

Hypothetical Growth of $10,000 since inception



$16,000
$12,000
$8,000
$4,000
$0
$14,896
2004
2005
2006
2007
2008
2009
2010
2011
2012

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $14,896 on 09/30/12. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

